COMPLIANCE SERVICES AGREEMENT

THIS COMPLIANCE SERVICES AGREEMENT (the “Agreement”) effective as of May 31, 2013 (the “Effective Date”) between Unified Series Trust, an Ohio business trust (the “Trust”), and Buttonwood Compliance Partners, LLC, a Florida limited liability company (“Buttonwood”).

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Board of Trustees of the Trust (the “Board”) is required to adopt and implement a compliance program for the Trust and to appoint a chief compliance officer (the “CCO”) for the Trust pursuant to Rule 38a-1 (“Rule 38a-1”) of the 1940 Act; and

WHEREAS, the Trust wishes to engage Buttonwood to provide certain compliance services on behalf of the Trust; and Buttonwood wishes to provide such compliance services to the Trust under the conditions set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Trust and Buttonwood agree as follows:

I.	COMPLIANCE SERVICES

A.	Buttonwood shall provide Mr. Lynn E. Wood to serve as CCO of the Trust to assist the Trust in meeting its compliance obligations pursuant to Rule 38a-1.

B.	Buttonwood agrees to prepare for the Board, no less frequently than quarterly, a written report to the Board which addresses at a minimum: (1) the operation and effectiveness of the compliance policies and procedures of the Trust and each “Service Provider” to the Trust as defined in Rule 38a-1 since the date of the last Report to the Board; (2) any material changes to the compliance policies and procedures since the date of the last report; (3) any recommendations for material changes to the compliance policies and procedures as a result of the annual review; (4) any material compliance matters that have arisen since the date of the last report. For purposes of this Agreement, the term “Service Provider” shall include the following with respect to the Trust: each investment adviser and sub-adviser to a series of the Trust (the “Advisers”), fund administrator and fund accountant, transfer agent, custodian and principal underwriters. The CCO will follow up on compliance issues raised by the Board at or before the next regularly scheduled Board meeting.

C.

The Trust hereby appoints Buttonwood to perform the services outlined above, along with the additional services described in Exhibit A attached hereto, and any other services requested by the Board from time to time (the “Services”). Buttonwood accepts such appointment and agrees to render the Services for the compensation herein provided, subject to the direction and control of the Trust and its management and the Board. The duties of Buttonwood shall be confined to those expressly set forth herein, as deemed reasonably necessary by the Board, and no implied duties are assumed by or may be asserted against Buttonwood hereunder. Buttonwood will perform all Services: (a) that are required, in Buttonwood’s reasonable determination and upon prior notice to (and approval from) the Board, to adequately implement and maintain the compliance program in accordance with Rule 38a-1, or (b) as directed by the Board, or directed by a Service Provider and approved by the Board.

D.	The Board shall direct each Service Provider to cooperate with Buttonwood and to provide Buttonwood with such information, documents and advice as necessary and/or appropriate or as requested by Buttonwood, in order to enable Buttonwood to perform its duties hereunder. In connection with its duties hereunder, Buttonwood shall (without investigation or verification) be entitled, and is hereby instructed to, rely upon any and all instructions, advice, information or documents provided to Buttonwood by an officer or trustee of the Trust or by any executive officer of the Service Providers. Buttonwood shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party. Buttonwood shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Trust or any Service Provider until receipt of written notice thereof. At the reasonable request of Buttonwood, the Trust and each of its Service Providers will certify periodically as to certain matters relating to compliance with applicable federal securities laws. The Trust agrees that successful completion of the Services described in this Agreement by Buttonwood will require the active participation and timely response by the Trust and the Service Providers to requests of Buttonwood.

E.	Notwithstanding the appointment described herein, the Trust has and retains responsibility for all compliance matters relating to the Trust, including but not limited to compliance with all applicable provisions of the 1940 Act, including Rule 38a-1 thereunder. Additionally, the Trust acknowledges and agrees that each Service Provider has and retains responsibility for its own compliance obligations under applicable laws.

F.	The Trust acknowledges and agrees that, from time to time, it may be necessary for Buttonwood to consult with legal counsel to the Trust or independent legal counsel to the Trust’s independent trustees. The Trust agrees that legal fees incurred in consultations with legal counsel that are reasonably related to the Trust’s compliance program will remain the responsibility of the Trust.

II.	RECORD RETENTION

Buttonwood agrees to maintain all records relating to the Services, including compliance policies and procedures, annual and quarterly CCO reports, all materials presented by

Buttonwood to the Board, the CCO’s e-mail correspondence with the Trust, its Service Providers and/or legal counsels, and other records required to be maintained by the Trust with respect to its compliance program under the 1940 Act and Rule 38a-1 thereunder.

Buttonwood further agrees to maintain adequate data backup facilities and emergency plans and procedures reasonably designed to safeguard the Trust’s books and records, including all e-mails of Mr. Wood relating to his position as CCO, from alteration or permanent loss.

The CCO will provide the Trust’s administrator with final copies of the CCO’s Quarterly and Annual Reports to the Board, copies of all compliance certifications provided by the CCO to the Board, summaries by the CCO of an Adviser’s compliance program presented for review by the Board in accordance with Section 15(c) of the 1940 Act, and all other materials presented by Buttonwood to the Board at such Board meeting.

All records and other data, except computer programs and procedures developed by Buttonwood to perform services required of it under this Agreement, are the Trust’s exclusive property, and Buttonwood will return to the Trust all such records and data in an appropriate form as soon as practicable upon request of an officer of the Trust or upon termination of this Agreement.

III.	COMPENSATION

A.	For performing the Services, the Trust shall pay Buttonwood an annual fee in accordance with Exhibit B attached hereto. Such fee shall be payable on a monthly basis in arrears.

B.	In the event that the Trust and/or its series materially increase (or decrease) their business operations in a manner that would materially increase (or decrease) the time and expenses incurred by Buttonwood in providing the Services, then Buttonwood and the Trust agree to negotiate in good faith to fairly compensate Buttonwood for its actual time and expenses incurred as a result of the material increase (or decrease) in time and expenses. To the extent that any change in compensation is approved in writing by Buttonwood and the Board, this Agreement shall continue in full force and effect pursuant to the terms hereof with the revised fee schedule incorporated herein.

C.	The Trust agrees to pay any reasonable out-of-pocket expenses such as travel and lodging expenses incurred by Buttonwood in performing annual on-site reviews of Advisers’ compliance program as set forth in Exhibit B attached hereto.

IV.	LIMITATION OF LIABILITY; INDEMNIFICATION

A.	Any natural person designated as CCO of the Trust shall be considered an officer of the Trust and, in such capacity, will be subject to such exculpation and indemnification provisions afforded to such person pursuant to the Trust’s governing documents.

B.	For the term of this Agreement, the Trust shall maintain a D&O/E&O policy that includes the natural person designated as CCO of the Trust as a covered party.

C.	Buttonwood hereby acknowledges the limitation of liability of any shareholder of a series of the Trust, Trustee, officer, employee or agent liability as set forth in the Trust’s Declaration of Trust and in Chapter 1746 of the Ohio Revised Code. Buttonwood hereby agrees that obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and if the liability relates to a series of the Trust, the obligations hereunder shall be limited to the assets of such series, and not against the assets of any other series of the Trust for such purpose. Buttonwood further agrees that it shall not seek satisfaction of any such obligation from any shareholder of a series of the Trust, nor from any Trustee, officer, employee or agent of the Trust.

V.	INSURANCE

The Trust hereby represents that it maintains insurance coverage for the Trust, including a fidelity bond as required by Rule 17g-1 under the 1940 Act, and commercially reasonable errors and omissions, directors and officers, and professional liability insurance. The designated CCO provided by Buttonwood will, in his capacity as an officer of the Trust, be named as an insured person under all such insurance policies and bonds. The Trust further agrees to furnish details of such coverage to Buttonwood upon its request, including a copy of the policy, the identity of the carrier, coverage levels and deductible amounts. The Trust will notify Buttonwood of any modification, reduction or cancellation of such coverage or of any material claims made against such coverage.

VI.	TERMINATION

A.	The provisions of this Agreement shall be effective on the date first above written, shall continue in effect through May 31, 2014 (the “Initial Term”), and shall continue in force for successive one year terms (“Renewal Term”), unless otherwise terminated as provided herein. Either party may terminate this Agreement at the end of the Initial Term, or at the end of any subsequent Renewal Term, by giving the other parties at least 30 days’ prior written notice of such termination specifying the date fixed therefore; provided that this Agreement shall terminate immediately upon the death or incapacitation of the person designated CCO provided by Buttonwood. This Agreement shall also terminate in the event of the Trust’s termination, dissolution, or deregistration. Notwithstanding the foregoing, the Trust may terminate this Agreement at any time, with the approval of the Board, to the extent that the Board determines in its business judgment that continued engagement of Buttonwood would have an adverse effect on the Trust’s compliance program.

B.	Buttonwood may immediately terminate this Agreement in the event that Buttonwood reasonably determines that (a) a Service Provider appointed after the Effective Date hereof would have a material adverse effect on the Trust’s compliance program or (b) an Adviser, the Trust, or any Service Provider takes action (or fails to take action) that would have a material adverse effect on the Trust’s compliance program. Buttonwood shall cooperate with the Trust to ensure an effective transition to a successor service provider to minimize disruption to the Trust.

C.	If a party materially fails to perform its duties and obligations hereunder (a “Defaulting Party”) resulting in a material loss to another party or parties, such other party or parties (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, which such notice shall set forth with sufficient detail the nature of the breach. The Defaulting Party shall have forty-five (45) days from its receipt of notice to cure the breach. If such material breach shall not have been remedied to commercially reasonable operating standards, the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. If Buttonwood is the Non-Defaulting Party, its termination of this Agreement shall not constitute a waiver of any rights or remedies with respect to services it performed prior to such termination, or the right of Buttonwood to receive such compensation as may be due as of the date of termination or to be reimbursed for all reasonable and documented out-of-pocket expenses. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against a Defaulting Party.

VII.	CONFIDENTIALITY

A.

All Confidential Information (as defined below) of one party (“Disclosing Party”) in the possession of the other (“Receiving Party”), whether or not authorized, shall be held in strict confidence, and the Receiving Party shall take all steps reasonably necessary to preserve the confidentiality thereof. One party’s Confidential Information shall not be used or disclosed by the other party for any purpose except as otherwise described herein or as necessary to implement or perform this Agreement, or except as required by law (provided that the other party is given a reasonable opportunity to obtain a protective order). The Receiving Party shall limit its use of and access to the Disclosing Party’s Confidential Information to only those of its employees and agents whose responsibilities require such use or access. The Receiving Party shall advise all such employees and agents, before they receive access to or possession of any of the Disclosing Party’s Confidential Information, of the confidential nature of the Confidential Information and require them to abide by the terms of this Agreement. The Receiving Party shall be liable for any breach of this Agreement by any of its employees or agents or any other person who obtains access to or possession of any of the Disclosing Party’s Confidential Information from or through the Receiving Party.

B.	For the purpose of this Section, “Confidential Information” shall mean all business information disclosed by one party to the other or disclosed by any Service Provider in connection with the Trust’s compliance program or the Services provided under this Agreement, unless it is or later becomes publicly available through no fault of the other party or it was or later is rightfully developed or obtained by the other party from independent sources free from any duty of confidentiality. Without limiting the generality of the foregoing, Confidential Information shall include Buttonwood’s ideas, methods, algorithms, business processes, formulae and concepts used in connection with performing the Services.

C.	If Buttonwood becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, it may disclose such Confidential Information to the extent legally required; provided, however, that Buttonwood, unless prevented by regulatory authorities from doing so, shall (i) first notify the Trust’s officers and legal counsel of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Trust’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Buttonwood to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

VIII.	NON-EXCLUSIVITY

The services of Buttonwood hereunder are not deemed to be exclusive. Buttonwood may render such services and any other services to others.

IX.	REPRESENTATIONS AND WARRANTIES

A.	The Trust represents and warrants to Buttonwood that:

1.	It is an Ohio business trust duly organized and validly existing under the laws of the State of Ohio, and has full capacity and authority to enter into this Agreement and to carry out its obligations hereunder;

2.	It has all necessary authorizations, licenses and permits to carry out its business as currently conducted;

3.	It has been in, and shall continue to be in compliance in all material respects with all laws and regulations applicable to its business and operations; and

4.	This Agreement has been duly authorized by the Trust and the Trust’s Board, when executed and delivered by the Trust, will constitute a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the right and remedies of creditors and secured parties.

B.	Buttonwood represents and warrants to the Trust that:

1.	It is a Florida limited liability company duly organized and validly existing under the laws of the State of Florida, and has full capacity and authority to enter into this Agreement and to carry out its obligations hereunder;

2.	It has all necessary authorizations, licenses and permits to carry out its business as currently conducted;

3.	It has been, and shall continue to be, in compliance in all material respects with all laws and regulations applicable to its business and operations; and

4.	This Agreement has been duly authorized by Buttonwood and, when executed and delivered by Buttonwood, will constitute a legal, valid and binding obligation of Buttonwood, enforceable against Buttonwood in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

X.	DISPUTE RESOLUTION

Any controversy between the parties arising out of or relating to this Agreement or the performance thereof shall be submitted to an arbitration panel. The parties may agree upon a single arbitrator or, if no agreement is reached, each party shall select an arbitrator, and the two arbitrators jointly shall select a third arbitrator to serve as chairman of the panel. The parties may agree upon a location for the arbitration panel to convene or, if no agreement is reached, the panel shall be convened in Indianapolis, Indiana. The costs of the arbitration, including the arbitrators’ fees, shall be borne equally by the parties to the arbitration. Attorneys’ fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitration panel. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Section 1-16 (as may be amended) and shall take place in conformance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) (without being submitted to the

AAA) as in effect at the time of submission. Except to determine the eligibility or continuing eligibility of the chairman of the arbitration panel to serve as such (which shall be determined by the other arbitrators or upon application to a federal court), the chairman alone shall make such decisions as, under the Rules, otherwise would be made by AAA. Any negotiation which takes place between the parties following the execution of this Agreement shall be confidential and shall be treated as a compromise and settlement negotiation for purposes of the Federal Rules of Evidence and state rules of evidence. The arbitration panel shall not have any power to alter, amend, modify or change any of the terms of this Agreement, nor to grant any damages in excess of compensatory damages. To the extent that this Agreement conflicts with any specific provision of the Rules, this Agreement shall control. Judgment upon the award rendered by the arbitration panel may be entered in any court having jurisdiction thereof.

XI.	MISCELLANEOUS

This Agreement shall be governed by the laws of the State of Ohio. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties. Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given when sent by registered or certified mail, postage prepaid, return receipt requested, as follows: Notice to Buttonwood shall be sent to Buttonwood Compliance Partners, LLC, 532 West Pine Avenue, Eastpoint, FL 32328, and notice to the Trust shall be sent to Unified Series Trust, 2960 N. Meridian St., Suite 300 Indianapolis, IN 46208, Attention: UST President, with a copy to the Trust’s counsel: Thompson Coburn LLP, One US Bank Plaza, St. Louis, MO 63101, attn: Dee Anne Sjögren, Esq. This Agreement, together with the Exhibits attached hereto, constitutes the entire Agreement of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION

WHICH MAY BE ENFORCED BY THE PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Buttonwood Compliance Partners, LLC

By	/s/ Lynn E. Wood
Name: Lynn E. Wood
Title: Managing Member

Unified Series Trust

By	/s/ Gary E. Hippenstiel
Gary E. Hippenstiel
Independent Trustee, Unified Series Trust

Exhibit A

DESCRIPTION OF COMPLIANCE SERVICES

Buttonwood shall make available Mr. Lynn E. Wood, a qualified person who is competent and knowledgeable regarding the federal securities laws, to act as the CCO of the Trust. Buttonwood’s responsibility for the activities of the CCO are limited to the extent that the Board of Trustees shall make all decisions regarding the designation and termination of the CCO and shall review and approve the compensation of the CCO as provided by Rule 38a-1.

(a) The CCO shall be responsible for:

(i) administering and reviewing the Trust’s compliance program, policies and procedures, and for reviewing and overseeing the policies and procedures of the Trust and each of its Service Providers as required pursuant to Rule 38a-1 of the 1940 Act.

(ii) preparing and presenting quarterly and annual compliance reviews to the Board to highlight any material changes to internal or external compliance policies and the effectiveness of the programs. Such reports on a standard basis shall be quarterly, but more frequent advisories may be required by special events or circumstances requiring immediate attention.

(iii) developing with the Board of Trustees a set of objective criteria and expectations that the Board will use to evaluate the CCO annually.

(iv) providing compliance support to the Trust with respect to regulatory examinations, inspections, inquiries, and issues and cooperate with the Trust in responding to any regulatory inspection by or information request from the SEC Staff or any other regulatory authority.

(v) responding to requests for assistance and otherwise cooperate with legal counsels to the Trust and independent trustees;

(vi) monitoring applicable compliance memoranda distributed by the ICI.

(vii) assisting the Board’s Pricing Committee and participating in meetings of the Valuation Review Committee held by the Trust’s Administrator.

(viii) reporting directly to the Board in person at each quarterly and special Board meeting and as otherwise reasonably requested by the Board;

(ix) conducting periodic reviews of the Trust’s compliance program and incorporating into the compliance program any new or changed regulations, best practice recommendations or other guidelines that may be appropriate;

(x) designing and assisting in the implementation of testing methods for the Trust’s and its Advisers’ compliance program policies and procedures;

(xi) performing and documenting periodic testing of certain key control procedures (as appropriate to the circumstances), including reviewing reports, investigating exceptions, and making inquiries of Trust management and Service Providers;

(xii) conducting periodic on-site visits of Advisors and other Service Providers, as necessary or as reasonably requested by the Board;

(xiii) preparing a CCO Report, at least annually, that addresses the items set forth in Rule 38a-1(a)(4)(iii)(A) and such other reports as the Board may reasonably request; and

(xiv) meeting separately, no less than quarterly, with those members of the Board who are not “interested persons” of the Trust to, in part, assess the adequacy of resources allocated to compliance and the status of the compliance culture in place at each of the Trust’s Service Providers.

(b) Buttonwood shall maintain records relating to its services, such as compliance policies and procedures, relevant Board presentations, annual reviews, and other records, as are required to be maintained under the 1940 Act and Rule 38a-1 thereunder (collectively, the “Records”). Such Records shall be maintained in the manner and for the periods as are required under such laws and regulations. The Records shall be the property of the Trust. The Trust, or the Trust’s Chairman, authorized officers and legal counsels, shall have access to the Records at all times during Buttonwood’s normal business hours. Upon the reasonable request of the Trust, copies of any of the Records shall be provided promptly by Buttonwood to the Trust or its authorized representatives at no additional expense.

Exhibit B

Fees and Expenses

Annual Fee:

Effective as of May 31, 2012: $125,000, payable in equal monthly installments in arrears. This amount shall constitute the compensation of the CCO pursuant to Rule 38a-1.

Expenses:

Initial Term: CCO travel and lodging expenses to be reimbursed by the Trust shall not exceed $8,600 for the Initial Term.

Renewal Terms: Prior to the commencement of each Renewal Term, the Board shall consider the travel and expense budget submitted by Buttonwood and establish a maximum amount to be available for reimbursement to Buttonwood. If no budget is established by the Board for a Renewal Term, than the prior year’s budget shall continue without increase.

General: Buttonwood shall submit actual receipts and/or invoices for travel and lodging expenses to the Trust’s Administrator, which invoices shall not be dated more than 30 days prior to the date of submission. Buttonwood shall be reimbursed within 30 days of the date that Buttonwood submits actual receipts and/or invoices to the Trust’s Administrator for all expenses incurred in an amount not to exceed the amounts set forth above.

Taxes:

Buttonwood shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.